Exhibit 99.1

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ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

NOTICE OF BOARD MEETING

The board of directors (the “Board”) of Ascentage Pharma Group International (the “Company”, together with its subsidiaries, collectively the “Group”) hereby announces that a meeting of the Board will be held on Wednesday, August 20, 2025, for the purpose of, among other things, considering and, if appropriate, approving the unaudited interim results of the Group for the six months ended June 30, 2025 and its publication.

By order of the Board

Ascentage Pharma Group International Dr. Yang Dajun

Chairman and Executive Director

Suzhou, People’s Republic of China, August 8, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.